AiPEX5

AI Powered US Equity Index 5



Monthly Performance Report - December 2022

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	aipex5.gbm.hsbc.com
Bloomberg Ticker:	AIPEX5 Index
Geographical Focus:	United States
Launch Date:	5/4/2020
Index Type:	Excess Return
Index Sponsor:	EquBot, Inc.
Index Calculation Agent:	Solactive AG
Index Fee:	0.85% per year

Index Performance: Historical & Simulated*

1 Month	-1.50%
YTD	-6.36%
1Y	-6.36%
3Y	-2.07%
5Y	0.36%
10Y	44.48%
10Y Annualized Volatility	4.97%
10Y Sharpe Ratio	-0.11
Cumulative Return	91.27%

Top 10 Holdings: As of 12/30/2022

	Index Weight(%)	Sector
ADVANCED MICRO DEVICES	6.8%	Electronic Technology
EXXON MOBIL CORP	5.8%	Energy Minerals
QUALCOMM INC	5.0%	Electronic Technology
TESLA INC	3.7%	Consumer Durables
VERIZON COMMUNICATIONS INC	3.7%	Communications
FISERV INC	3.2%	Finance
PHILLIPS 66	2.2%	Energy Minerals
CSX CORP	2.0%	Transportation
FORTINET INC	2.0%	Electronic Technology
BIOGEN INC	1.9%	Health Technology
Total	36.2%	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/30/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
January 03, 2023

Monthly Performance Report - December 2022

Top 10 Sector Allocations



	Portfolio	Solactive US Large & Mid Cap Index
Communications	3.89%	1.15%
Consumer Durables	3.99%	1.78%
Consumer Non-Durables	4.98%	5.63%
Consumer Services	5.42%	3.53%
Electronic Technology	15.61%	14.36%
Energy Minerals	16.28%	4.73%
Finance	14.02%	14.70%
Health Technology	8.89%	11.70%
Technology Services	9.58%	15.69%
Transportation	5.05%	1.93%

■ Portfolio　■ Solactive US Large & Mid Cap Index

Contributions to Return



	Portfolio	Solactive US Large & Mid Cap Index
Communications	-0.0%	-0.04%
Consumer Durables	-0.03%	-0.57%
Consumer Non-Durables	-0.02%	-0.01%
Consumer Services	-0.47%	-0.27%
Electronic Technology	0.01%	-1.33%
Energy Minerals	-0.29%	-0.2%
Finance	-0.26%	-0.84%
Health Technology	-0.18%	-0.18%
Technology Services	-0.18%	-1.11%
Transportation	-0.05%	-0.15%

■ Portfolio　■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 12/30/2022	3Y Average	5Y Average	10Y Average
Equity Portfolio	18.38%	23.57%	28.41%	35.11%
Cash	81.62%	76.43%	71.59%	64.89%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/30/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

